UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._)*

Pluralsight, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72941B106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941B106                13G

1.	Names of reporting persons Aaron Skonnard
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 13,837,585(1)
	6.	Shared voting power 605,310(2)
	7.	Sole dispositive power 13,837,585(1)
	8.	Shared dispositive power 605,310(2)
9.	Aggregate amount beneficially owned by each reporting person 14,442,895(1)(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 22.15%(3)(4)
12.	Type of reporting person (see instructions) IN

(1) Consists of (i) 449,827 shares of Class A Common Stock and 10,546,042 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner and maintains control and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis at any time at the option of Mr. Skonnard; (ii) 410,121 shares of Class C Common Stock held by the Skonnard Family GRAT 2018, of which Mr. Skonnard is a trustee; (iii) 903,771 shares of Class C Common Stock held by the Skonnard Family GRAT 2021, of which Mr. Skonnard is a co-trustee; (iv) 919,820 shares of Class C Common Stock held by Mr. Skonnard and 109,192 shares of Class C Common Stock held by Mr. Skonnard that vest and settle within 60 days of December 31, 2018; (v) 391,542 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2018; (vi) 514 shares of Class A Common Stock held by Mr. Skonnard; and (vii) 106,756 shares of Class C Common Stock issuable pursuant to restricted share units that are subject to vesting and settlement condition expected to occur within 60 days of December 31, 2018.

(2) Consists of 605,310 shares of Class C Common Stock held by the True Nord Trust.

(3) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

(4) Assumes conversion of all of Mr. Skonnard’s shares of Class C Common Stock into shares of Class A Common Stock.

CUSIP No. 72941B106                13G

1.	Names of reporting persons Skonnard Consulting, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 10,995,869(5)
	6.	Shared voting power 0
	7.	Sole dispositive power 10,995,869(5)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 10,995,869(5)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 16.87%(6)(7)
12.	Type of reporting person (see instructions) CO

(5) Consists of (i) 449,827 shares of Class A Common Stock and (ii) 10,546,042 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis.

(6) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

(7) Assumes conversion of all of Skonnard Consulting, Inc.’s shares of Class C Common Stock into shares of Class A Common Stock.

Item 1(a). Name of issuer:

Pluralsight, Inc.

Item 1(b). Address of issuer's principal executive offices:

182 North Union Avenue, Farmington, Utah 84025

Item 2(a). Name of person filing:

This statement is being jointly filed on behalf of Aaron Skonnard and Skonnard Consulting, Inc. (“Skonnard Consulting”). Mr. Skonnard is the owner of Skonnard Consulting. Mr. Skonnard and Skonnard Consulting are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address or principal business office or, if none, residence:

The Principal Business Office of each Reporting Person is c/o Pluralsight, Inc. 182 North Union Avenue, Farmington, Utah 84025.

Item 2(c). Citizenship:

Mr. Skonnard is a citizen of the United States of America. Skonnard Consulting is a Utah corporation.

Item 2(d). Title of class of securities:

Class A Common Stock

Item 2(e). CUSIP No.:

72941B106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) Amount beneficially owned:

i.	Mr. Skonnard: 14,442,895(1)(2)

ii.	Skonnard Consulting: 10,995,869(5)

(b) Percent of class:

i.	Mr. Skonnard: 22.15% (3)(4)

ii.	Skonnard Consulting: 16.87% (6)(7)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

a.	Mr. Skonnard: 13,837,585(1)

b.	Skonnard Consulting: 10,995,896(5)

(ii) Shared power to vote or to direct the vote:

a.	Mr. Skonnard: 605,310(2)

(iii) Sole power to dispose or to direct the disposition of:

a.	Mr. Skonnard: 13,837,585(1)

b.	Skonnard Consulting: 10,995,896(5)

(iv) Shared power to dispose or to direct the disposition of:

a.	Mr. Skonnard: 605,310(2)

(1) Consists of (i) 449,827 shares of Class A Common Stock and 10,546,042 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner and maintains control and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis at any time at the option of Mr. Skonnard; (ii) 410,121 shares of Class C Common Stock held by the Skonnard Family GRAT 2018, of which Mr. Skonnard is a trustee; (iii) 903,771 shares of Class C Common Stock held by the Skonnard Family GRAT 2021, of which Mr. Skonnard is a co-trustee; (iv) 919,820 shares of Class C Common Stock held by Mr. Skonnard and 109,192 shares of Class C Common Stock held by Mr. Skonnard that vest and settle within 60 days of December 31, 2018; (v) 391,542 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2018; (vi) 514 shares of Class A Common Stock held by Mr. Skonnard; and (vii) 106,756 shares of Class C Common Stock issuable pursuant to restricted stock units that are subject to vesting and settlement condition expected to occur within 60 days of December 31, 2018.

(2) Consists of 605,310 shares of Class C Common Stock held by the True Nord Trust.

(3) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

(4) Assumes conversion of all of Mr. Skonnard’s shares of Class C Common Stock into shares of Class A Common Stock.

(5) Consists of (i) 449,827 shares of Class A Common Stock and (ii) 10,546,042 shares of Class C Common Stock held by Skonnard Consulting, Inc., of which Mr. Skonnard is an owner and which shares of Class C Common Stock are exchangeable at the option of the holder into shares of Class A Common Stock on a one-for-one basis.

(6) The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

(7) Assumes conversion of all of Skonnard Consulting’s shares of Class C Common Stock into shares of Class A Common Stock.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Aaron Skonnard
Aaron Skonnard

Skonnard Consulting, Inc.

/s/ Aaron Skonnard
Name: Aaron Skonnard
Title: Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement